(All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                 Advantest Corporation - Unconsolidated (FY2004)


(Unconsolidated Financial Statements)

       (Balance Sheets)
--------------------------------------------------------------------------------------------------------------------
                                                        FY2003                               FY2004
                                                (As of March 31, 2004)               (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                    Amount           Percentage          Amount            Percentage
                                               (in million yen)         (%)         (in million yen)         (%)
--------------------------------------------------------------------------------------------------------------------
(Assets)
I  Current Assets
   1.  Cash and deposits                                     64,469                                68,676
   2.  Trade notes receivables                                4,978                                12,418
   3.  Accounts receivable                                   67,042                                43,564
   4.  Finished goods                                         8,154                                 4,371
   5.  Raw materials                                          6,134                                 3,627
   6.  Work in process                                       21,258                                14,520
   7.  Supplies                                                  42                                    67
   8.  Short-term loans receivable                            7,061                                 6,876
   9.  Other receivable                                       1,744                                 1,168
   10. Deferred tax assets                                   21,776                                10,032
   11. Other                                                    735                                   727
   12. Allowance for doubtful accounts                         (10)                                     0
                                                       ---------------                      ----------------
     Total current assets                                   203,388     73.4                      166,050       69.7
                                                       ---------------                      ----------------
II  Noncurrent assets
  (1) Property, plant and equipment
     1.  Buildings                             43,205                               43,495
          Accumulated depreciation             27,021        16,183                 28,122         15,372
                                         ---------------                      ---------------
     2.  Structures                             4,081                                4,100
          Accumulated depreciation              3,038         1,043                  3,154            945
                                         ---------------                      ---------------
     3.  Machinery and equipment               17,074                               17,651
          Accumulated depreciation             13,821         3,252                 14,350          3,301
                                         ---------------                      ---------------
     4.  Vehicles and delivery                      2                                   30
         equipment
          Accumulated depreciation                  1             0                      7             22
                                         ---------------                      ---------------
     5.  Tools and furniture                   13,904                               13,753
          Accumulated depreciation             12,565         1,338                 11,833          1,920
                                         ---------------                      ---------------
     6.  Land                                                18,141                                18,141
     7.  Construction in progress                                94                                    74
                                                       ---------------                      ----------------
       Total property, plant and equipment                   40,054     14.5                       39,778       16.7
                                                       ---------------                      ----------------
--------------------------------------------------------------------------------------------------------------------
*Accumulated depreciation includes the accumulated impairment losses.

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                 Advantest Corporation - Unconsolidated (FY2004)

--------------------------------------------------------------------------------------------------------------------
                                                        FY2003                               FY2004
                                                (As of March 31, 2004)               (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                    Amount           Percentage          Amount            Percentage
                                               (in million yen)         (%)         (in million yen)         (%)
--------------------------------------------------------------------------------------------------------------------
  (2) Intangible fixed assets
     1.  Patent rights                                           62                                   187
     2.  Leasehold rights                                       173                                   173
     3.  Telephone rights                                        39                                    39
     4.  Utility rights                                         112                                    84
     5.  Software                                             1,367                                   914
     6.  Other                                                  129                                    38
                                                       ---------------                      ----------------
       Total Intangible fixed assets                          1,884      0.7                        1,437     0.6
                                                       ---------------                      ----------------
(3) Investments and other assets
     1.  Investment securities                                6,713                                 7,430
     2.  Investment in associated companies                  16,347                                16,390
     3.  Long-term loans receivable                              28                                    22
     4.  Long-term loans to associated companies              1,380                                 1,050
     5.  Long-term prepaid expenses                             196                                   588
     6.  Deferred tax assets                                  5,707                                 4,137
     7.  Other                                                1,345                                 1,223
                                                       ---------------                      ----------------
       Total Investment and other assets                     31,718     11.4                       30,842    13.0
                                                       ---------------                      ----------------
     Total noncurrent assets                                 73,658     26.6                       72,058    30.3
                                                       ---------------                      ----------------
     Total assets                                           277,047    100.0                      238,109   100.0
                                                       ---------------                      ----------------

 (Liabilities)

I Current liabilities
   1.  Trade accounts payable                                38,444                                22,642
   2.  Current installments of bonds                          4,500                                20,000
   3.  Other accounts payable                                 1,173                                 2,037
   4.  Accrued expenses                                       6,647                                10,230
   5.  Income tax payable                                        32                                 4,116
   6.  Advance received                                         196                                   284
   7.  Deposits received                                      3,293                                 5,660
   8.  Allowance for product warranty                         1,771                                 4,345
   9.  Other                                                    444                                   178
                                                       ---------------                      ----------------
     Total current liabilities                               56,504     20.4                       69,495    29.2
                                                       ---------------                      ----------------
--------------------------------------------------------------------------------------------------------------------

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                 Advantest Corporation - Unconsolidated (FY2004)

--------------------------------------------------------------------------------------------------------------------
                                                        FY2003                               FY2004
                                                (As of March 31, 2004)               (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                    Amount           Percentage          Amount          Percentage
                                               (in million yen)         (%)         (in million yen)         (%)
--------------------------------------------------------------------------------------------------------------------
II Noncurrent liabilities
   1.  Bonds                                                 20,000                                     -
   2.  Long-term borrowings                                      82                                    40
   3.  Allowance for retirement                               9,386                                 7,100
       benefits
   4.  Allowance for officers'                                1,261                                 1,509
       retirement benefits
   5.  Other                                                    920                                   888
                                                       ---------------                      ----------------
     Total noncurrent liabilities                            31,651     11.4                        9,539     4.0
                                                       ---------------                      ----------------
     Total liabilities                                       88,155     31.8                       79,034    33.2
                                                       ---------------                      ----------------

 (Stockholders' equity)
I   Common stock                                             32,362     11.7                       32,362    13.6
II  Capital surplus
   1.  Additional paid-in capital              32,973        32,973                 32,973         32,973
                                         -----------------------------        ------------------------------
     Total capital surplus                                   32,973     11.9                       32,973    13.8
III Retained earnings
   1.  Legal reserve                                          3,083                                 3,083
   2.  Voluntary reserve
       (1) Reserve for losses in foreign
           investments                         27,062                               27,062
       (2) General reserve                     92,880       119,942                 99,880        126,942
                                         ---------------                      ---------------
   3.  Unappropriated earnings                               12,647                                28,538
       at end of year
                                                       ---------------                      ----------------
   Total retained earnings                                  135,672     49.0                      158,563    66.6
IV  Net unrealized holding
    gains on other securities                                   793      0.3                        1,294     0.5
V   Treasury stock                                         (12,910)    (4.7)                     (66,119)  (27.7)
                                                       ---------------                      ----------------
   Total stockholders' equity                               188,891     68.2                      159,074    66.8
                                                       ---------------                      ----------------
   Total liabilities and stockholders' equity               277,047    100.0                      238,109   100.0
                                                       ---------------                      ----------------
--------------------------------------------------------------------------------------------------------------------

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                 Advantest Corporation - Unconsolidated (FY2004)

(Statements of Income)

----------------------------------------------------------------------------------------------------------------------
                                                             FY2003                              FY2004
                                                     (April 1, 2003 through              (April 1, 2004 through
                                                         March 31, 2004)                    March 31, 2005)
----------------------------------------------------------------------------------------------------------------------
                                                        Amount          Percentage         Amount           Percentage
                                                   (in million yen)        (%)        (in million yen)         (%)
----------------------------------------------------------------------------------------------------------------------
I   Net sales
   1.  Net product sales                          150,558      150,558    100.0       203,315      203,315    100.0
                                              --------------                     ---------------
II  Cost of sales
   1.  Inventory of finished goods at               5,741                               8,154
       beginning of year
   2.  Cost of manufactured goods                  89,247                             104,942
                                              --------------                     ---------------
       Total                                       94,988                             113,097
   3.  Transfers to other accounts                    825                               1,658
   4.  Inventory of finished goods at               8,154                               4,371
       end of year
                                              --------------                     ---------------
       Balance of cost of sales                    86,008       86,008     57.1       107,067      107,067     52.7
                                              ---------------------------        ----------------------------
       Gross profit                                             64,549     42.9                     96,247     47.3
III Selling, general and                                        40,772     27.1                     54,337     26.7
     administrative expenses                               --------------                      --------------
       Operating income (loss)                                  23,776     15.8                     41,910     20.6
IV  Non-operating income
   1.  Interest income                                128                                 116
   2.  Dividends income                             1,486                               1,824
   3.  Lease income                                 1,973                               2,015
   4.  Miscellaneous income                           479        4,067      2.7           666        4,622      2.3
                                              --------------                     ---------------
V   Non-operating expenses
   1.  Interest expenses                               31                                  29
   2.  Bond interests                                 434                                 409
   3.  Expenses related to leased                   1,783                               1,516
       equipment
   4.  Miscellaneous expenses                       1,561        3,811      2.5         1,211        3,167      1.6
                                              ---------------------------        ----------------------------
       Ordinary income (loss)                                   24,033     16.0                     43,365     21.3
VI  Extraordinary gain
   1. Gain on return of substitutional
      portion of the Employees' Pension Fund            -            -        -         2,503        2,503      1.3
                                              --------------                     ---------------
VII Extraordinary loss
   1.  Impairment loss on long-lived assets         2,996        2,996      2.0             -            -        -
                                              ---------------------------        ----------------------------
       Income (loss) before income taxes                        21,036     14.0                     45,868     22.6
       Income taxes                                    86                               4,141
       Income taxes - deferred                      8,993        9,079      6.0        13,305       17,446      8.6
                                              ---------------------------                      --------------
       Net income (loss)                                        11,957      8.0                     28,421     14.0
       Retained earnings brought forward                         2,180                               3,020
       Loss from disposition of                                     16                                 446
       treasury stock
       Interim dividend                                          1,473                               2,457
                                                           --------------                      --------------
       Unappropriated earnings at end                           12,647                              28,538
       of year
                                                           --------------                      --------------
----------------------------------------------------------------------------------------------------------------------

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                                 Advantest Corporation - Unconsolidated (FY2004)

(Proposed Appropriation of Retained Earnings)

--------------------------------------------------------------------------------------------------------
                                                    FY2003                           FY2004
                                            (April 1, 2003 through           (April 1, 2004 through
                                               March 31, 2004)                  March 31, 2005)
--------------------------------------------------------------------------------------------------------
                                                    Amount                         Percentage               Amount        Percentage
                                                (in million yen)                       (%)               (in million yen)     (%)
--------------------------------------------------------------------------------------------------------
I  Unappropriated earnings at                                  12,647                           28,538
   end of year
II Appropriation of earnings
     1.  Dividends                           2,456                            2,310
                                      ((Y)25 per share)                  ((Y)25 per share)
     2.  Director's bonus                      150                              180
     3.  Corporate auditor's                    20                               23
         bonus
     4.  General reserve                     7,000              9,626        22,000             24,513
                                   ---------------------------------------------------------------------
III Unappropriated earnings
    carried forward                                             3,020                            4,024
                                                      ------------------               -----------------
--------------------------------------------------------------------------------------------------------
     (Note) Interim dividends paid were as follows:
                                            FY2003                                FY2004

     Date of dividend payment               December 10, 2003                     December 1, 2004
     Interim dividend amount                               (Y)1,473 million                        (Y)2,457 million
                                                          ((Y)15 per share)                       ((Y)25 per share)



     (Important Accounting Policies)
     There were no changes in accounting policies.


     (Cautionary Statement Regarding the Presentation of Notes)
     In order to enable timely disclosure of business results, certain notes have been omitted. These notes will be presented as a "Supplement to the
        Earnings Release" as soon as they become available.